

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Raymond J. Pacini
Chief Financial Officer
MODIV INC.
120 Newport Center Drive
Newport Beach, CA 92660

      Re: MODIV INC.
         Registration Statement on Form S-11
         Filed December 8, 2021
         File No. 333-261529

Dear Mr. Pacini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction

cc: Seth K. Weiner